Exhibit 99.31

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F of Osisko Gold Royalties Ltd (“Osisko”) filed with the United States Securities and Exchange Commission (the “Form 40-F”), I, Paul Archer, M.Sc., Eng., hereby consent to the use of my name in connection with the reference to certain scientific and technical information as set out under the heading “Material Mineral Project – The Éléonore NSR” with respect to the Éléonore NSR in the Annual Information Form for the fiscal year ended December 31, 2015 and Annual Information Form for the fiscal year ended December 31, 2014, each filed as an exhibit to the Form 40-F.

By:      /s/ Paul Archer, M.Sc.
Name: Paul Archer, M.Sc.

June 27, 2016